Exhibit 99.1

SATYAM LOGO

PRESS RELEASE

Satyam’s Q1 Total Income at Rs.570 cr.

Annual Software Revenue Guidance revised upwards.

Hyderabad, July 24, 2003 - Satyam Computer Services Ltd (NYSE:SAY) today announced the audited results of the company for the quarter ended June 30, 2003.

Revenues from software services stood at Rs.559.65 crore (US $ 118.92 million), exceeding the guidance Rs.540 - 545 crore. The revenue guidance for the current year is revised upwards between 18% - 20% in US $ terms, as against 15% - 17% indicated.

The total income for the quarter ended June 30, 2003 (Q1) (under Indian GAAP) at Rs. 570.35 crore (US $ 121.20 million), represented a year-on-year (yoy) growth of 25.85%.

Net profit achieved at Rs.121.49cr indicates a 4.93% growth over the previous quarter.

EPS for the quarter stood at Rs.3.86, at the upper end of guidance of Rs. 3.81- Rs.3.86 given earlier.

Net employee addition for the quarter at 833, the highest in the last ten quarters.

Satyam added 22 new customers during the first quarter. Pre-eminent providers of investment banking and financial services in the United Kingdom and Australia were two significant customer additions. DuPont has selected Satyam for an end-to-end SAP implementation for their Surfaces business unit. Further, we are implementing SAP CRM in Saint Gobain Abrasives. CertainTeed, a leading North American manufacturer of building materials and one of the leading steel makers in the world also figure in Satyam’s new customers list.

Commenting on the results, Satyam Chairman B. Ramalinga Raju said; “An encouraging feature of our first quarter’s revenue growth has been its dispersion across verticals, both established and nascent, as well as technology segments and all geographic regions.” He added by saying, “we believe that the various initiatives taken by us will substantially enhance our ability to create compelling value for all stakeholders.”

SATYAM LOGO

Financial Highlights:

• For Q1, Satyam announced a total income of Rs.570.35cr (US$121.20 million) and a net profit of Rs.121.49 crore (US$25.82 million)

• The EPS for Q1 was Rs.3.86 on par value of Rs.2 per share. The stated EPS figures are inclusive of a quarterly translation loss of Rs.0.34 on account of rupee appreciation against the US$.

About Satyam Computer Services Ltd.:

Satyam Computer Services Ltd., (NYSE: SAY) is a leading global Consulting and IT services company offering solutions to customers that sharpen their competitive edge and make strong business sense. Satyam’s complete suite of solution ranges from strategy to implementation, covering key verticals and horizontals. It offers Information Technology expertise in the areas of Software Development Services, Consulting, Systems Integration, ERP Solutions, Product Development, Electronic Commerce and Internet-based services, through its state-of-the-art Development Centers located in India, the USA, the UK, the UAE, Singapore, Malaysia, Japan and Australia. These centers work as extended enterprise for over 280 global corporations, of which over 80 are Fortune 500 companies. Satyam has a presence in 45 countries, and has people strength of over 10500 professionals. For more information pl. visit www.satyam.com

For any clarifications, please contact:

Srinivas V	Abhijit Roy
Sr. Vice President & CFO,	General Manager,
Satyam Computer Services Ltd.	Corporate Communications
Satyam Computer Services Ltd.

Phone: 040 2 3306767 (Ext: 7843)
Phone: 040 27843222 (Ext: 4300)	Mobile: 98494 46253
e-mail: srinivas_vadlamani@satyam.com	e-mail: abhijit_roy@satyam.com

Safe Harbor:

Safe Harbor: This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the fiscal quarter ended December 31, 2002 furnished to the United States Securities Exchange Commission on February 14, 2003 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov